SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

September 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney
Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited
Amendment No. 7 to Registration Statement on Form F-1
File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Company notes that it has revised the Registration Statement to reflect the revised estimated initial public offering price range for American depositary shares each representing one ordinary share of the Company and related disclosure as set forth in Amendment No. 7.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig     Anthony D. King     Celia C.L. Lam    Chris K.H. Lin    Jin Hyuk Park
Kathryn King Sudol    Christopher K.S. Wong    Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

We enclose herewith 20 courtesy copies of Amendment No. 7, which is marked to show changes made to Amendment No. 6 to the Registration Statement (“Amendment No. 6”) filed with the Commission on September 5, 2014 (the “September 5 Filing”).

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has commenced its road show activities and expects to price the initial public offering of its American depositary shares on or about September 18, 2014. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

The Company has responded to the comment contained in the letter from the Staff dated September 12, 2014 (the “September 12 Comment Letter”) by revising the September 5 Filing and providing an explanation in response to the comment.

Set forth below is the Company’s response to the Staff’s comment in the September 12 Comment Letter. The Staff’s comment is retyped below for your ease of reference and is followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 7 where the disclosure addressing a particular comment appears.

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Principal and Selling Shareholders, page 252

1.	Please disclose the natural persons with voting and/or investment control over the shares held by the entities listed below.

•	Fengmao Investment Corporation

•	CITIC Capital Excel Wisdom Fund, L.P.

•	Broad Sino Developments Limited

•	Prosperous Wintersweet (BVI) Limited

•	Ever Green Growth Limited

•	entities affiliated with Asia Alternatives Management LLC

•	Pavilion Capital Fund Holdings Pte. Ltd.

•	Li Ka Shing (Canada) Foundation

•	Crescent Holding GmbH

In response to the Staff’s comment, the Company has added the requested disclosure on page 253 with respect to Broad Sino Developments Limited, Li Ka Shing (Canada) Foundation and Crescent Holding GmbH. The Company advises the Staff that Fengmao Investment Corporation has informed the Company that its parent entity, CIC International Co. Ltd., is a State owned enterprise in the People’s Republic of China and no individual natural person has voting or investment control over the ordinary shares of the Company held by Fengmao Investment Corporation. In addition, CITIC Capital Excel Wisdom Fund, L.P., Prosperous Wintersweet (BVI) Limited and Ever Green Growth Limited have informed the Company that each is managed by a general partnership where no individual natural person controls the decision-making over the ordinary shares of the Company held by each of them. Accordingly, no natural person has voting and/or investment control over the ordinary shares of the Company held by each of Fengmao Investment Corporation, CITIC Capital Excel Wisdom Fund L.P., Prosperous Wintersweet (BVI) Limited and Ever Green Growth Limited.

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SIMPSON THACHER & BARTLETT

If you have any question regarding this letter or Amendment No. 7, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

  Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

  Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

  Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

  PricewaterhouseCoopers